SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE	+1 212 839 8615 JKEAN@SIDLEY.COM

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Kimberly Browning	October 28, 2022

Re:	Japan Smaller Capitalization Fund, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed September 30, 2022
File No. 811-05992

Ladies and Gentlemen:

Set forth below is the response of Japan Smaller Capitalization Fund, Inc. (the “Fund” or “JOF”) to oral comments received from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on October 13, 2022, with respect to the Fund’s preliminary proxy statement filed with the Commission on September 30, 2022 (the “Preliminary Proxy Statement”). Concurrently with the submission of this letter, the Fund is filing a revised preliminary proxy statement (the “Revised Preliminary Proxy Statement”).

All references to page numbers and captions included in the responses correspond to Revised Preliminary Proxy Statement, unless otherwise specified. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Revised Preliminary Proxy Statement.

Notice of the Annual Meeting of Shareholders (the “Notice”)

1.	Please revise the description of Proposal Two to more fully describe the matter being voted upon by shareholders being mindful of Rule 14a-4(a)(3) and Rule 14a-9.

RESPONSE: The Fund has revised the description of Proposal Two to read “To approve a change to the compensation structure of the Fund so that at the Fund’s current asset level (and at asset levels below $325 million) the Fund will pay a lower management fee, although if the Fund’s asset level goes above $325 million the Fund would pay a higher management fee”. This title will also be revised on the proxy card.

2.	Please include Proposal Three in the Revised Preliminary Proxy Statement with a title that fully describes the matter being voted upon by shareholders.

RESPONSE: The Fund has included Proposal Three in the Revised Preliminary Proxy Statement with the description of such proposal in the Notice and on the proxy card as follows: “To consider and vote upon a shareholder proposal to establish a special committee to investigate suitable alternatives to replace the Fund’s current investment manager, if properly presented at the Meeting.”

3.	Please include the Board’s recommendations on how shareholders should vote on the agenda items in the Notice of the Meeting.

RESPONSE: The Fund has revised the Notice in the Revised Preliminary Proxy Statement to include the Board’s voting recommendations on each item in the agenda.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Proposal One (Election of Directors)

4.	Please indicate at the beginning of the Proposal which directors are independent.

RESPONSE: A statement regarding the independence of directors was provided in the Preliminary Proxy Statement.  However, the Fund has added this language to the beginning of Proposal One in the Revised Preliminary Proxy Statement.

5.	Please update the director information table to reflect the headings provided in Item 22(b)(1) of Schedule 14A.

 RESPONSE: The Fund has revised the tables on pages 3-4 of the Revised Preliminary Proxy to match the headings provided in Item 22(b)(1) of Schedule 14A.

6.	Please discuss the qualifications of each director nominee in a format more clearly separated for each nominee.

RESPONSE: The Fund has revised this information on pages 4-5 of the Revised Preliminary Proxy into a format that more clearly separates the qualifications for each nominee.

7.	Please confirm that the Fund has provided the disclosure required under Item 407(h) of Regulation S-K.

RESPONSE: The Fund has provided disclosure responsive to Item 407(h) of Regulation S-K under heading “Leadership Structure and Oversight Responsibilities of the Board of Directors.”

8.
Please consider whether the disclosure “[t]he Nominating Committee takes the overall diversity of the Board into account when considering and evaluating potential director candidates” is sufficiently responsive to Item 407(c)(2)(vi) of Regulation S-K.

RESPONSE: The Fund has considered the Staff’s comment, and has revised the indicated sentence as follows: “Although the Board does not have a formal diversity policy, the Nominating Committee takes the overall diversity of the Board into account when considering and evaluating potential director candidates. The Board considers diversity in the broadest sense, including business experience, skills, individual characteristics, gender, ethnicity and age.”

9.	Please disclose whether the current nominees for director were originally identified as candidates to the Board in accordance with the Board’s diversity policy.

RESPONSE: The Board does not have a formal diversity policy as clarified above and in the Revised Preliminary Proxy Statement.

Proposal Two (Change to Management Fee)

10.
Please expand the discussion of Proposal Two to further explain to shareholders the totality of the matter being voted upon, including a comparison of the current management fees to the fees resulting from the changes proposed in the Management Agreement.

RESPONSE: In the Revised Preliminary Proxy, the discussion of Proposal Two has been expanded as requested by the Staff.

11.
Please further expand upon the Board’s considerations in proposing the revised Management Contract, including whether independent counsel was consulted and the source of information that was evaluated, and the material factors considered.  In addition, consider disclosing whether adverse factors were considered

RESPONSE: The Fund has revised this section on pages 15-16 of the Revised Preliminary Proxy to further expand on the Board’s considerations in proposing the revised Management Contract, including the material factors considered and its prior consultation with independent counsel.

12.	Please include a discussion of the potential benefits to the Manager that may result from the revised Management Contract.

RESPONSE: The Fund has revised the disclosure to include a discussion of the potential benefits to the Manager, namely that at asset levels above $325 million the Fund would pay a higher management fee to the Manager.

13.	Please disclose whether alternative investment managers were considered. If not, please explain why such alternatives were not considered.

RESPONSE: The Directors review competitor fee and performance information on an ongoing and annual basis pursuant to the requirements of Section 15(c) of the Investment Company Act (“Section 15(c)”), although the Directors did not consider alternative investment managers at the time of the Board’s approval of the amended Management Contract due to the fact that the amended Management Contract is substantially identical to the existing Management except for the change to the management fee structure, where the fee will be lower at the Fund’s existing asset level.

14.
Please describe how the proposed changes to the Management Agreement will impact the Investment Advisory Agreement. If any changes are going to be made to the Investment Advisory Agreement, please explain why shareholders are not being asked to approve a revised Investment Advisory Agreement as well.

RESPONSE: There will be no changes to the Investment Advisory Agreement, which is now disclosed in the Revised Preliminary Proxy.

15.	Please include the full date of the most recent Board approval of the current Management Agreement.

RESPONSE: The date of the most recent Board approval of the current Management Agreement was November 17, 2021. This date has been included in the Revised Preliminary Proxy at page 15. The most recent Management Agreement is available on EDGAR at the following link: https://www.sec.gov/Archives/edgar/data/859796/000090514811001205/efc11-400_ex992g1.htm.

16.	Please include the date that the last management agreement and advisory agreement were approved by shareholders. Please refer to Item 22(c)(1)(i).

RESPONSE: The Revised Preliminary Proxy includes such dates on page 12.  The Management Agreement with NAM-U.S.A. and the Investment Advisory Agreement were last approved by shareholders on November 13, 2001.

17.	Please include disclosure indicating that shareholders indirectly pay the fees under the Investment Advisory Agreement.

RESPONSE: The Revised Preliminary Proxy has been revised on page 13 to include this disclosure.

18.	Please include disclosure describing the fee that is paid from NAM-U.S.A. to NAM under the Investment Advisory Agreement and the use(s) of such fee.

RESPONSE: The Fund respectfully declines to include this disclosure, as there are no changes proposed to the Investment Advisory Agreement and such agreement is otherwise publicly available.

19.	Please confirm that the limitation of liability of NAM-U.S.A under the Management Agreement complies with Section 17(i) of the Investment Company Act.

RESPONSE: The Fund confirms that the limitation of liability of NAM-U.S.A. complies with Section 17(i) of the Investment Company Act.  In addition, the Revised Preliminary Proxy has been revised to conform this disclosure to the agreement.

20.	Pursuant to Item 22(a)(3)(i) of Schedule 14A, please disclose the name and address of the Fund’s administrator and principal underwriter.

RESPONSE: The Revised Preliminary Proxy has been revised on page 14 to include the name and address of the Fund’s administrator.  The Fund is not currently offering shares and therefore does not currently have a principal underwriter.

21.	Please provide the disclosure required by Item 22(c)(10) of Schedule 14A, or confirm is not applicable.

RESPONSE: The Fund confirms that the disclosure required by Item 22(c)(10) of Schedule 14A is not applicable.

Audit Fee Disclosures

22.	Please include disclosure responsive to Item 9(e)(5) of Schedule 14A.

RESPONSE: The Preliminary Proxy included a reference to the Audit Committee’s pre-approval policies and procedures under the heading “Board Committees―Audit Committee; Report of the Audit Committee”. This Fund has added disclosure on page 20 of the Revised Preliminary Proxy, which reads “The pre-approval policy of the Audit Committee requires that all services provided by the independent registered public accounting firm to the Fund be pre-approved by the Audit Committee or one or more members of the Audit Committee designated by the Audit Committee.” The Fund confirms that no services provided by the accountant were approved by the Audit Committee pursuant to the “de minimis” exception to the pre-approval requirements in Reg S-X Rule 2-01(c)(7)(i)(C).

23.	Please include disclosure responsive to Item 9(e)(8) of Schedule 14A, or confirm this is not applicable.

RESPONSE: The Revised Preliminary Proxy has included this disclosure on page 20.

General Matters

24.	Confirm that the virtual Meeting will be held in compliance with the Staff Guidance for Conducting Shareholder Meetings in Light of COVID-19 Concerns (the “Virtual Meeting Guidance”).

RESPONSE: The Fund confirms that the Meeting will be held in accordance with the Virtual Meeting Guidance. Specifically, shareholders will have the ability to vote at the meeting and ask questions during the meeting through the virtual platform, as described under the heading “Attending the Virtual Meeting” in the Preliminary Proxy Statement and the Revised Preliminary Proxy Statement. Shareholders will be provided a number for technical assistance if they experience difficulty accessing the Meeting through the virtual platform. A statement regarding the availability of technical assistance has been added on page 21 of the Revised Preliminary Proxy.

25.	Confirm that a virtual Meeting is permissible under the Fund’s governing documents and applicable law.

RESPONSE: The Fund confirms that a virtual Meeting is permissible under the Fund’s governing documents and applicable law, which is Maryland law. Article II, Section 1 of the Fund’s Bylaws provides that annual meetings of shareholders will be held “on the date and at the time and place set by the Board of Directors”;  further, Article II, Section 3 states that the Board of Directors may from time to time determine the place at which annual meetings and any special meeting will be held. Section 2-503 of the Maryland General Corporation Law provides that if a board of directors is authorized to determine the place of stockholder meetings, the board of directors may determine that the meeting be held partially or solely by means of remote communication.

26.	For Proposals Two and Three, describe the impact of each proposal failing to pass.

RESPONSE: The Fund has included additional disclosures in the Revised Preliminary Proxy to address this comment at pages 12 and 17.

27.	Please expand the quorum and voting requirements as described to be consistent with Section 2(a)(42) of the Investment Company Act.

RESPONSE: For all items on the agenda of the Meeting, the quorum required is the presence of the holders of a majority of the outstanding shares of stock of the Fund entitled to vote at the Meeting. This is provided in Article II, Section 5 of the Fund’s Bylaws. The voting requirements described in the Revised Proxy Statement have been expanded on page 22 to clarify that, for Proposal 2, the Investment Company Act provides that a majority vote will require the lesser of (a) 67 percent or more of the shares present at the meeting, if the holders of more than 50 percent of the Fund’s outstanding shares are present or represented by proxy; or (b) more than 50 percent of the Fund’s outstanding shares.

28.	Please revise the disclosure regarding the treatment of broker non-votes in the election of directors. Please refer to Rule 452 of the New York Stock Exchange.

RESPONSE: The Fund has revised the disclosure in the Revised Preliminary Proxy on page 22 to provide that brokers will have discretionary voting authority in the election of directors due to the Fund’s status as a registered investment company.

* * * * *

Please do not hesitate to contact me at (212) 839-8615 if you have comments or if you require additional information regarding this matter.

Respectfully submitted,

/s/ Jesse Kean

Jesse Kean

cc:	Neil Daniele
Amy Robles
Melanie Malc